

June 11, 2013

Via E-mail
Mr. Steve Wilson
Senior Vice President and Chief Financial Officer
Shaw Communications Inc.
Suite 900
630-3rd Avenue S.W.
Calgary, Alberta Canada T2P 4L4

RE: **Shaw Communications Inc.**
Form 40-F for the Year Ended August 31, 2012
Filed November 30, 2012
File No. 1-14684

Dear Mr. Wilson:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 40-F for the Year Ended August 31, 2012

Consolidated Statements of Income, page 63

1. We note that you present the subtotal "Operating income before amortization" on the face of the income statement. We believe that an operating measure is incomplete if it excludes items of an operating nature such as amortization, particularly in a capital intensive environment such as the telecom industry. Please revise the income statement to remove this line item or subtotal in future filings. Refer to paragraph BC 56 of IAS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director